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SEC Mail Processing

FEB 28 2022

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52257

ANNUAL REPORTS

FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Glaucon Capital Partners, L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

107 12th Avenue East
(No. and Street)

Palmetto (City) FL (State) 34221 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dawn Haye (Name) 917-532-2020 (Area Code – Telephone Number) dhaye@glaucon.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Gettry Marcus CPA, P.C.
(Name – if individual, state last, first, and middle name)

201 Old Country Road (Address), Melville (City) NY (State) 11747 (Zip Code)

12/17/09 (Date of Registration with PCAOB)(if applicable) 4034 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Dawn Haye, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Glaucon Capital Partners, L.L.C., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MEDNARLY A. REGIS
Notary Public - State of Florida
Commission # GG 363130
My Comm. Expires Aug 16, 2023

Signature: [signature]

Title: Member

[signature] 02/25/2022

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GLAUCON CAPITAL PARTNERS, L.L.C.
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES REQUIRED BY THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2021

(WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM)

CONTENTS

Page

Report of Independent Registered Public Accounting Firm........................1

Financial Statements:

Statement of Financial Condition
As of December 31, 2021...3

Statement of Operations
For the Year Ended December 31, 2021...4

Statement of Changes in Members' Equity
For the Year Ended December 31, 2021...5

Statement of Cash Flows
For the Year Ended December 31, 2021...6

Notes to Financial Statements 7

Supplemental Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 as of and For the Year Ended December 31, 2021

Computation of Net Capital under Rule 15c3-l of the Securities and Exchange Commission...11

Review Report of Independent Registered Public Accounting Firm.................12

Exemption Report 13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Glaucon Capital Partners, L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Glaucon Capital Partners, L.L.C. as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Glaucon Capital Partners, L.L.C. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Glaucon Capital Partners, L.L.C.'s management. Our responsibility is to express an opinion on Glaucon Capital Partners, L.L.C.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Glaucon Capital Partners, L.L.C. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WAGNER & ZWERMAN LLP
A division of
GETTRYMARCUS

ACCOUNTING | TAX | CONSULTING

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Glaucon Capital Partners, L.L.C. financial statements. The supplemental information is the responsibility of Glaucon Capital Partners, L.L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Gettry Marcus CPA, P.C.

Gettry Marcus, CPA, P.C.
We have served as Glaucon Capital Partners, L.L.C.'s
auditor since 2019.
Melville, NY
February 24, 2022

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS:		
Cash	$	57,157
Accounts receivable		19,217
Prepaid expenses		8,670
Total assets	**$**	**85,044**
LIABILITIES:		
Accounts payable and accrued expenses	$	12,420
MEMBERS' EQUITY:		**72,624**
Total liabilities and members' equity	**$**	**85,044**

The accompanying notes are an integral part of these financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES:	
Transaction fees	$ 2,028,888
Retainer fees	15,000
Total revenues	2,043,888
EXPENSES:	
Registered representatives	545,000
Finders' fees	396,582
Professional fees	79,855
Travel and entertainment	32,559
Regulatory fees and other	14,711
State franchise and other taxes	7,865
Other expenses	9,857
Total expenses	1,086,429
Net income	**$ 957,459**

The accompanying notes are an integral part of these financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

BALANCE, BEGINNING OF YEAR	$	95,165
Net income		957,459
Member contributions		20,000
Member distributions		(1,000,000)
BALANCE, END OF YEAR	$	72,624

The accompanying notes are an integral part of these financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	957,459
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) in accounts receivable		(2,889)
Decrease in prepaid expenses		1,481
Increase in accounts payable and accrued expenses		3,108
Total adjustments		1,700
Net cash provided by operating activities		959,159
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from members		20,000
Distributions to members		(1,000,000)
Net cash (used in) financing activities		(980,000)
NET (DECREASE) IN CASH		**(20,841)**
Cash at beginning of year		77,998
CASH AT END OF YEAR	**$**	**57,157**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Taxes paid	**$**	**7,857**

The accompanying notes are an integral part of these financial statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Glaucon Capital Partners, L.L.C. (the "Company") is a Delaware limited liability company formed in December 1999 for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's primary activities include acting as a private placement agent for entities raising capital in the private debt and/or equity markets, advising entities in establishing or modifying bank credit facilities, and assisting owners of entities in change-of-control or minority interest transactions. The Company enters into engagement letters with its clients, which describe the services to be performed.

BASIS OF ACCOUNTING

The Company's financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Receivables are recorded only when substantial evidential matter as to the validity of the receivable is obtained. The Company considers its accounts receivable, which are customer obligations incurred during the normal course of business and are typically pursuant to legally binding contracts, to be fully collectible; accordingly, no allowance for doubtful accounts is recorded.

REVENUE RECOGNITION

The Company follows ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. Revenues from contracts with customers are comprised of investment banking retainer and transaction fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. However, advisory fees for certain contracts are recognized over time as obligations are simultaneously provided by the Company and consumed by the customer as services are provided.

The Company identifies the specific performance obligation associated with the contract with the customer and determines when the specific performance obligation has been satisfied, based on achievement of milestones and/or a time elapsed measure of progress. In certain transactions, the performance obligation is considered satisfied at a point in time in the future and the Company defers revenue on the balance sheet that will be recognized

upon completion of the performance obligation.

INCOME TAXES

The Company is organized pursuant to state law as a Limited Liability Company. The owners of the Company are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision has been made for federal income taxes. Certain states in which the Company does business require Limited Liability Companies to pay franchise and other business taxes. Such taxes are included in these financial statements.

The Company follows FASB ASC 740-10-25, Accounting for Uncertainty in Income Taxes. The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax laws and new authoritative rulings.

The Company's evaluation on December 31, 2021 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2018 through 2021 tax years remain subject to examination by the IRS and certain states. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISKS

Concentrations of credit risk consist of cash maintained in banks and accounts receivable. The Company maintains cash with a quality financial institution. For short periods of time during the year, the cash balance may exceed the federally insured limit. Management believes that its engagement acceptance, billing, and collection policies are adequate to minimize potential credit risk on accounts receivable.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-l), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $44,737, which was $39,737 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.28 to 1.

3. TRANSACTIONS WITH RELATED PARTY

The Company is 50% owned by Glaucon Capital, L.L.C., which is controlled by an individual. This individual's spouse owns a non-controlling interest in Glaucon Capital, L.L.C. and receives a fee from the Company from time to time for special services rendered. For the year ended December 31, 2021, the individual holding the controlling interest in Glaucon Capital, L.L.C. and the spouse received $280,000 and $30,000, respectively, from the Company for services rendered.

4. CONCENTRATIONS

The Company receives the majority of its revenues by providing specialized investment banking services to a limited number of clients. For 2021, revenues generated from its top two clients represented 99% of the Company's total revenues.

5. SUBORDINATED LIABILITIES

There were no liabilities that were subordinated to the claims of general creditors at December 31, 2021.

6. MEMBERS' EQUITY

The management, control and direction of the Company and its operations, business and affairs are vested exclusively with its members pursuant to its Membership agreement. Additional capital contributions and distributions are made at the discretion of the members. Income and losses are allocated to the members in proportion to their respective sharing ratios. To the extent required by law, Limited Liability Company members shall not be personally liable for obligations of the Company.

7. RISKS AND UNCERTAINTIES

In December 2019, a novel strain of coronavirus ("COVID-19") was reported in Wuhan, China and subsequently spread throughout the world. The World Health Organization has declared the outbreak a "Public Health Emergency of International Concern." The extent to which COVID-19 may impact the Company's financial condition or results of operations in 2022 is uncertain. The extent of the impact of COVID-19 will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company's operations all of which are uncertain and cannot be predicted.

8. SUBSEQUENT EVENTS

The Company evaluated events or transactions occurring after December 31, 2021, the balance sheet date, through February 24, 2022, the date the financial statements were available to be issued, and determined that there has been no event or transaction that would impact the financial statements for the year ended December 31, 2021.

SUPPLEMENTARY INFORMATION

GLAUCON CAPITAL PARTNERS, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

Members' equity	$	72,624
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		72,624
Add:		
Subordinated borrowings allowable in computation of net capital		-
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		8,670
Accounts receivable		19,217
Total non-allowable assets		27,887
Net capital total before haircuts		44,737
Haircuts on securities		-
Net capital	$	44,737
Aggregate indebtedness		
Items included in the statement of financial condition:		
Accounts and other payable and accrued expenses	$	12,420
Total aggregate indebtedness	$	12,420
Computation of basic capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	828
Minimum dollar amount		5,000
Amount required	$	5,000
Excess net capital	$	39,737
Aggregate indebtedness to net capital		0.28:1

There is no difference between the above computation and the Company's corresponding unaudited Part II of Form X-17 A-5 as of December 31, 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Glaucon Capital Partners, L.L.C.

We have reviewed management's statements, included in the accompanying Rule 15c3 -3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Glaucon Capital Partners, L.L.C. ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of investments In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in com pliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Glaucon Capital Partners, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Glaucon Capital Partners, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Gettry Marcus CPA, P.C.

Gettry Marcus CPA, P.C.
Melville, NY
February 24, 2022

GETTRY MARCUS CPA, P.C.
GETTRYMARCUS.COM

201 Old Country Rd., Suite 202, Melville, New York 11747
88 Froehlich Farm Blvd., 3rd Floor, Woodbury, New York 11797
1407 Broadway, 40th Floor, New York, New York 10018

T 631.777.1000
T 516.364.3390
T 212.302.6000

GLAUCON CAPITAL PARTNERS, L.L.C.
EXEMPTION REPORT

Glaucon Capital Partners, L.L.C. ("the Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited primarily to: (a) acting as a private placement agent for entities raising capital in the private debt and/or equity markets; (b) advising entities in establishing or modifying bank credit facilities; and (c) assisting owners of entities in change-of-control or minority interest transactions; and the Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Glaucon Capital Partners, L.L.C.

I, Dawn D. Haye, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Member
February 24, 2022